Partners (admitted in Hong Kong)

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

	26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com
Registered Foreign Lawyers Pierre-Luc Arsenault[3] Christopher Braunack[5] Albert S. Cho[3] Liu Gan[2] Benjamin Su3 Shichun Tang[3] David Zhang[3] Fan Zhang[1]	February 22, 2013

VIA EDGAR Nicholas Panos Reid S. Hooper Celeste M. Murphy Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Focus Media Holding Limited Schedule 13E-3 Filed January 18, 2013 File No. 005-81465

Dear Mr. Panos, Mr. Hooper and Ms. Murphy:

On behalf of Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 14, 2013 with respect to the Schedule 13E-3, File No. 005-81465 (the “Schedule 13E-3”) filed on January 18, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

1.      Admitted in the State of Illinois (U.S.A.)
2.      Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.      Admitted in the State of New York (U.S.A.)
4.      Admitted in the State of Wisconsin (U.S.A.)
5.      Admitted in England and Wales
6.      Admitted in New South Wales (Australia)
7.      Admitted in Victoria (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

February 22, 2013

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning Giovanna Group Holdings Limited, Giovanna Intermediate Limited, Giovanna Parent Limited, Giovanna Acquisition Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Power Star Holdings Limited, CITIC Capital China Partners II, L.P., CITIC Capital (Tianjin) Equity Investment Limited Partnership, CITIC Capital MB Investment Limited, Fosun International Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Structured Investment Holdings Limited, China Everbright Finance Limited or J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”), such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

General

1.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to provide, or confirm that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons.

In response to the Staff’s comment, the Company confirms that it has provided all disclosure required by Items 3, 5, 6, 10 and 11 of General Instruction C to Schedule 13E-3 for all filing persons.

Introduction, page 1

2.	We note the statement in the penultimate paragraph of the introduction on page 3 disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with your disclosure in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.

February 22, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amendment.

3.	Further, we note your disclaimer in the final paragraph of the introduction on page 3 noting that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons. Please revise, and make conforming changes throughout the disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amendment.

Exhibit 99(A)(1)

General

4.	Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. See General Instruction E to Schedule 13E-3 which requires that negative responses to Item 8 be affirmatively disclosed.

In response to the Staff’s comment, the statement required by Item 1014(d) of Regulation M-A has been added on page 36 of the Revised Proxy Statement.

Cover Letter

5.	Please identify, where applicable, the certain members of the senior management of Focus Media that are considered the “Management Rollover Securityholders.” We note in Section 9.03 of the Agreement and Plan of Merger filed as Annex A to Exhibit 99(A)(1), that “Management Rollover Securityholders” means the persons listed on Section 9.03(a) of the Parent Disclosure Schedule. However, we note the Parent Disclosure Schedule, including also the Company Disclosure Schedule, as referenced on page A-iii of the Agreement and Plan of Merger, are not included as annexes to the Agreement and Plan of Merger. It appears the Company and Parent Disclosure Schedules are material and should be included as annexes to the merger agreement. Please explain the significance of the Company and Parent Disclosure Schedules and submit the disclosure schedules as annexes to the agreement.

In response to the Staff’s comment, the Company has identified the Management Rollover Securityholders on page 2 of the Amendment, page 2 of the Cover Letter and page 4 of the Revised Proxy Statement. The Company supplementally advises the Staff that the names of the Management Rollover Securityholders are disclosed under Schedule A to the Form of Management Rollover Agreement, a copy of which is attached as Annex E to the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 18, 2013.

February 22, 2013

The Company respectfully submits to the Staff that it believes that the material information included in the Company Disclosure Schedule and the Parent Disclosure Schedule has been disclosed in reasonable detail in the Amendment and the Revised Proxy Statement, including under the “Special Factors” and “The Merger Agreement and Plan of Merger” sections. The Company does not believe that including the disclosure schedules themselves as part of the exhibits to the Schedule 13E-3 is necessary to provide shareholders with a complete understanding of the terms and conditions of the merger, as such terms and conditions are sufficiently disclosed in the Agreement and Plan of Merger previously filed with the SEC, the Amendment and the Revised Proxy Statement. In light of the foregoing, the Company believes all of the information currently available to its shareholders taken as a whole is sufficient for its shareholders to make a reasonably informed investment decision regarding the merger. As a result, the Company has not included the disclosure schedules as annexes to the Agreement and Plan of Merger.

6.	You disclose that ADS holders may cancel their ADSs in order to vote or dissent with respect to this transaction. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the cover letter of the Revised Proxy Statement, and on pages 68, 70 and 88 of the Revised Proxy Statement.

7.	Please supplement your disclosure, here and throughout your filing, related to the reference to the two-thirds or more shareholder voting approval needed to consummate the merger, to disclose the percentage number of unaffiliated shares, given the 36.20% beneficially owned by the Buyer Group that would be required to vote in favor of the transaction for it to be approved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 7 of the cover letter of the Revised Proxy Statement and pages 6, 18 and 68 of the Revised Proxy Statement.

Treatment of Restricted Share Units, page 4

8.	Please identify, where applicable, the certain non-management directors and consultants of Focus Media Holding Limited that are collectively referred to as the “Director and Consultant Parties.”

February 22, 2013

In response to the Staff’s comment, the Company has identified the Directors and Consultant Parties on page 2 of the Amendment, page 2 of the cover letter of the Revised Proxy Statement and page 4 of the Revised Proxy Statement.

Plans for the Company after the Merger, page 7

9.	Please expand your disclosure in this summary, and in your disclosure beginning on page 47, to provide specific details regarding the substantially more debt you plan to incur pursuant to this transaction. Please refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c)(3) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 49 of the Revised Proxy Statement to include a statement with respect to the repayment of the debt incurred to finance the merger and a cross-reference to the disclosure relating to “Debt Financing” beginning on page 51 of the Revised Proxy Statement.

Financing of the Merger, page 8

10.	Please revise your disclosure to state the source of the funds to be paid to the unaffiliated shareholders, including whether from PRC accounts or other, and discuss whether any of these funds will be subject to any PRC rules, regulations or circulars regarding distributions of any kind. If so, please provide a full analysis as to what specific PRC rules, regulations, or circulars are at issue and discuss all underlying restrictions, registrations and approvals. In addition, please confirm whether you have considered if the procedural requirements with which the Company must comply in order to pay dividends in foreign currencies without prior approval from SAFE may apply to the funds to be paid to the unaffiliated shareholders pursuant to the going private transaction. If not, please discuss any applicable procedural requirements and whether the funds or proceeds can be paid with or without regulatory approval to the unaffiliated shareholders outside of the PRC who are not PRC nationals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 50 of the Revised Proxy Statement to clarify the source of the funds for the payment of the merger consideration to the unaffiliated security holders.

Material PRC Income Tax Consequences, page 15

11.	Please explain how you are able to disclose that you do not believe that you should be considered a resident enterprise under the PRC Enterprise Income Tax Law, given your statement on page 13 of your most recent annual report on Form 20-F filed on April 27, 2012, that “there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise.”

February 22, 2013

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 62 and 63 of the Revised Proxy Statement.

Background of the Merger, page 24

12.	Please revise your disclosure to provide insight into the discussions that took place on September 7 and October 10, 2012 between the independent committee and Kirkland & Ellis and Simpson Thacher regarding the potential impact that the SEC Enforcement inquiry could have on the proposed going private transaction. Based on the September 7 and October 10, 2012 discussions, please revise your disclosure to discuss why the independent committee determined that it was in the best interests of the company and its shareholders to continue evaluating the proposal and the company’s alternatives, notwithstanding the pending SEC Enforcement inquiry.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 29 of the Revised Proxy Statement.

13.	Please discuss why the independent committee concluded that conducting a broader sale process through actively soliciting third-party bids would not be in the best interests of the company or its shareholders. Please revise your disclosure to be more specific in your discussion as to the independent committee’s belief that an active market check process would potentially risk the withdrawal of the Consortium’s offer or an adverse change in such offer and would be unlikely to produce a competing offer on terms better than the Consortium’s offer.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Proxy Statement.

14.	Please revise your disclosure to provide the “certain outcomes” with respect to the SEC inquiry that were discussed between the independent committee and Kirkland & Ellis and J.P. Morgan on September 24, 2012. Please also clarify your disclosure on page 27 relating to requiring the Consortium to increase deal certainty by “accepting risk with respect to the SEC inquiry.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 of the Revised Proxy Statement.

15.	Please revise your disclosure to identify the representative of the company that met with Simpson Thacher on October 8, 2012.

February 22, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Proxy Statement.

16.	Revise your disclosure to discuss the Consortium’s “proposed closing conditions” related to the SEC inquiry, as discussed between the independent committee, Kirkland & Ellis, Maples and Calder and J.P. Morgan on November 12, 2012.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 31

17.	While we recognize Mr. Jiang appears as a filing person, briefly disclose the reason or reasons why the Chairman abstained from voting as required by Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Proxy Statement to disclose the reason the Chairman recused himself from board deliberations and abstained from voting on the merger and the merger agreement.

18.	We note the comprehensive fairness determination that was disclosed in the final paragraph of this section. Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Proxy Statement.

19.	Please address how the independent committee, or any filing person relying on the financial advisor’s opinion, was able to support their fairness determination as to unaffiliated shareholders given that the financial advisor’s opinion addressed fairness with respect to per share merger consideration to be paid to the holders of the Shares and the per ADS merger consideration to be paid to the holders of the ADSs (other than holders of Excluded Shares), rather than to all shareholders unaffiliated with the company.

The Company respectfully advises the Staff that the group “holders of Shares or the ADSs (other than holders of Excluded Shares)” by definition includes all unaffiliated security holders, since the holders of the Excluded Shares are all affiliated security holders of the Company and not unaffiliated security holders. The Company’s board of directors and the independent committee therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to unaffiliated security holders” and “fairness to holders of Shares or ADSs other than holders of Excluded Shares” and believe that it is reasonable and appropriate to consider the J.P. Morgan fairness opinion as a material factor in their determination as to the fairness of the transaction to “unaffiliated security holders”.

February 22, 2013

20.	Please revise your disclosure on page 32, and also on page 36, regarding the transaction giving security holders “certainty of the value of their Shares or ADSs.” While the value of the cash consideration to be received by security holders may be certain, the value of the Shares and ADSs is not.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 37 of the Revised Proxy Statement.

21.	Please revise the eighth, ninth and tenth bullet points on page 32 to explain how the independent committee and the board of directors considered the (a) company’s business, financial condition, results of operations, prospects and competitive position, (b) global economic conditions and the potential effects on the company’s financial position, and (c) estimated forecasts of the company’s future financial performance prepared by the company’s management. What about these factors allowed the independent committee, and ultimately the board of directors, to make their fairness determination and why were these factors viewed as positive in the analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Proxy Statement. Additionally, the Company advises the Staff that the eighth bullet point on page 32 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 18, 2013 was originally intended to indicate that the board of directors of the Company has knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, thus enabling the board of directors to have a reasonable business judgment of the Company and other relevant factors in its fairness determination. Upon further review of the other factors listed in this paragraph on pages 32, 33 and 34 of the Revised Proxy Statement, the Company takes the view that the board of directors’ knowledge by itself should not be viewed as a substantive factor or potential benefit of the merger, and the other factors in this paragraph have sufficiently discussed the substantive factors and potential benefits of the merger, which provide the foundation for the board of directors of the Company to make their fairness determination. Therefore, the eighth bullet point on page 32 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 18, 2013 has been deleted to remove this general statement regarding the knowledge of the Company’s board of directors.

February 22, 2013

22.	Please briefly discuss the restrictions on the conduct of the company’s business prior to the completion of the merger that the independent committee and board of directors considered a potentially negative factor related to the merger. We note your disclosure in the fourth bullet point on page 34.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Proxy Statement.

23.	We note your disclosure in the seventh bullet point on page 34 related to the certain circumstances the company may not be entitled to a termination fee. Briefly discuss the certain circumstances referenced.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Proxy Statement.

Opinion of the Independent Committee’s Financial Advisor, page 39

24.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Public Trading Analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Revised Proxy Statement to include the data underlying the results described in each analysis, including: (i) the Company’s projected results that were used in conducting the discounted cash flow analysis, (ii) the firm values and market values for each comparable company used in the public trading multiples analysis, and (iii) total firm value of each of the transactions used in the selected transaction analysis.

Selected M&A Transaction Analysis, page 41

25.	Disclose why J.P. Morgan determined the selected transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

February 22, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Proxy Statement to include the selection of comparable transactions and the firm values that are publicly available.

Interests of Certain Persons in the Merger, page 52

26.	We note your disclosure in the company’s most recent annual report on Form 20-F filed on April 27, 2012, that as of December 31, 2011, the company had net operating loss carry forwards of $19,252,222. Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the Company’s future use of any accrued operating loss carry forwards to offset future taxable income. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Proxy Statement.

27.	Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the cost savings associated with the Company no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the Company that are directly attributable to bypassing these compliance costs.

The Company respectfully advises the Staff that this benefit has been addressed in the preliminary proxy statement. Please refer to the sixth bullet in the sentence beginning with “The primary benefits of the merger to the Buyer Group include the following” on page 48 of the Revised Proxy Statement.

Exhibit 99(c)(2)

28.	We noticed that J.P. Morgan included a disclaimer in which it indicated that neither the presentation nor any of its contents could be disclosed or used for any other purpose “without the prior written consent of J.P. Morgan.” The inclusion of this quoted language implies that absent such written consent, security holders may not rely on the information in the exhibit to make an informed investment decision. Please revise to remove this implication by disclosing whether or not J.P. Morgan provided its prior written consent for the presentation and its contents to be filed as an exhibit.

The Company respectfully advises the Staff that J.P. Morgan has consented to the disclosure of the presentation and the summary of its contents in the proxy statement. In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Proxy Statement.

February 22, 2013

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Giovanna Group Holdings Limited, Giovanna Intermediate Limited, Giovanna Parent Limited, Giovanna Acquisition Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Power Star Holdings Limited, CITIC Capital China Partners II, L.P., CITIC Capital (Tianjin) Equity Investment Limited Partnership, CITIC Capital MB Investment Limited, Fosun International Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Structured Investment Holdings Limited, and China Everbright Finance Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Stephanie Tang at (852) 3761-3356.

Sincerely,

/s/ David Zhang
David T. Zhang of Kirkland & Ellis

cc:	Kit Leong Low—Focus Media Holding Limited

Chris K.H. Lin/Kathryn King Sudol—Simpson Thacher & Bartlett

Douglas C. Freeman—Fried, Frank, Harris, Shriver & Jacobson

Michael George DeSombre/William Y. Chua—Sullivan & Cromwell

Peter X. Huang—Skadden, Arps, Slate, Meagher & Flom LLP

Hillel T. Cohn—Morrison & Foerster LLP

February 22, 2013

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 14, 2013 with respect to the Schedule 13E-3, File No. 005-81465 (the “Schedule 13E-3”), filed on January 18, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Focus Media Holding Limited

By:	/s/ Daqing Qi
Name: Daqing Qi
Title: FMCN Special Committee Chairman

Giovanna Group Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Intermediate Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Parent Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

February 22, 2013

Giovanna Acquisition Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Top Notch Investments Holdings Ltd

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Giovanna Investment Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

February 22, 2013

Carlyle Asia Partners III, L.P.

By CAP III General Partner, L.P., its general partner
By CAP III Ltd., its general partner

By	/s/ David Rubenstein
Name: David Rubenstein
Title: Director

Gio2 Holdings Ltd

By	/s/ Neil Gray
Name: Neil Gray
Title: Director

FountainVest China Growth Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

February 22, 2013

FountainVest China Growth Capital-A Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

Power Star Holdings Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

February 22, 2013

CITIC Capital China Partners II, L.P.

By CCP II GP Ltd., its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital (Tianjin) Equity Investment Limited Partnership

By CITIC Capital (Tianjin) Investment Management Limited Partnership, its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital MB Investment Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

State Success Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Finance Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Structured Investment Holdings Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

Fosun International Limited

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director